QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Continental Materials Corporation
(Name of Subject Company (Issuer))

Bee Street Holdings LLC
James G. Gidwitz
Nancy Gidwitz
Ralph W. Gidwitz
Steven B. Gidwitz
Scott Gidwitz
(Offeror)
(Names of Filing Persons)

Common Stock Par Value $0.25
(Titles of Class of Securities)

211615307
(CUSIP Numbers of Class of Securities)

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Bee Street Holdings LLC
James G. Gidwitz
Nancy Gidwitz
Ralph W. Gidwitz
Steven B. Gidwitz
Scott Gidwitz
(Offeror)
(Names of Filing Persons)

Common Stock Par Value $0.25
(Titles of Class of Securities)

211615307
(CUSIP Numbers of Class of Securities)

Kevin J. O'Keefe
425 South Financial Place, Suite 3100
Chicago, IL 60605
(312) 553-3653
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Person)

COPIES TO:
Arthur McMahon, III
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH 45202-3957
Tel: (513) 357-9607

(Continued on following page(s))
(Page 1 of 2 Pages)

SCHEDULE TO

CUSIP NO. 211615307	Page 2 of 2 Pages

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE+

$6,158,973.50	$799.43

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of all outstanding common stock (the "Shares") of Continental Materials Corporation, a Delaware corporation ("CMC") not owned by Bee Street Holdings LLC, at a purchase price of $9.50 per Share, net to the seller in cash. On February 17, 2020, 1,675,484 Shares were outstanding, of which 1,027,171 are owned by Bee Street. Accordingly, this calculation assumes the purchase of 648,313 Shares.

+
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2020 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by .0001298.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$799.43	Filing party:	Bee Street Holdings LLC
Form or registration No.:	Schedule TO	Date filed:	February 27, 2020

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☐

Check the appropriate boxes below to designate any transactions to which the statement relates:
Third-party tender offer subject to Rule 14d-1.	☒
Issuer tender offer subject to Rule 13e-4.	☐
Going-private transaction subject to Rule 13e-3.	☒
Amendment to Schedule 13D under Rule 13d-2.	☐

Check the following box if the filing is a final amendment reporting the results of the tender offer:
☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

        This Amendment No. 4 to Tender Offer Statement and Amendment No. 4 to Rule 13e-3 Transaction Statement amends and supplements the joint Schedule TO and Schedule 13E-3 filed with the Commission on February 27, 2020, under cover of Schedule TO, each as amended by Amendment No. 1 thereto which was filed with the Commission on March 20, 2020, as amended by Amendment No. 2 thereto which was filed with the Commission on March 27, 2020 and as amended by Amendment No. 3 thereto which was filed with the Commission on April 1, 2020 (as amended and supplemented by this Amendment No. 4 and as it may be further amended and supplemented from time to time, collectively, this "Schedule TO") by Bee Street Holdings LLC, a Delaware limited liability company ("Bee Street"), and relates to the offer by Bee Street to purchase all outstanding common stock, par value $0.25 (the "Shares"), of Continental Materials Corporation, a Delaware corporation ("CMC"), which are not currently held by Bee Street, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 27, 2020 (the "Offer to Purchase"), the related letter of transmittal and the related notice of guaranteed delivery (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). All capitalized terms used in this Schedule TO without definition have the meanings ascribed to them in the Offer to Purchase.

        The Offer to Purchase and the letter of transmittal are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

        This Schedule TO is intended to satisfy the requirements of a Tender Offer Statement on Schedule TO of the Purchaser Filing Persons and a Schedule 13E-3 Transaction Statement of the Purchaser Filing Persons. All information in the Offer to Purchase and the letter of transmittal, including all schedules and annexes thereto, is hereby expressly incorporated by reference in answer to all items in this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by the information specifically provided herein, except as otherwise set forth below.

        The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, Item 11 and Item 13.

        On April 6, 2020, by way of a press release in the form attached hereto as Exhibit (a)(1)(vii), Bee Street announced the extension of the expiration time of the Offer to midnight, New York City time, at the end of April 14, 2020, unless the Offer is further extended or earlier terminated in accordance with the terms set forth in the Schedule TO. Bee Street also announced that the previously announced discussions with Wintrust Financial Corp., on behalf of its subsidiary banks, remained ongoing regarding indicative terms for a committed $8.75 million debt facility (the "Wintrust Facility") which would enable Bee Street to consummate the Offer and to purchase all of the tendered Shares if only 306,317 Shares are tendered, which Bee Street believes is the minimum number of tendered Shares necessary to satisfy the Majority Minority Condition (as defined in the Offer to Purchase). Bee Street also announced that it expected a definitive commitment letter for the Wintrust Facility will be provided to Bee Street not later than 5:00 p.m., New York City time, on April 7, 2020.

Item 12.    Exhibits

Exhibit No.		Description
(a)(1)(i)	*	Offer to Purchase, dated March 27, 2020

(a)(1)(ii)	*	Letter of Transmittal (including IRS Form W-9)

(a)(1)(iii)	*	Notice of Guaranteed Delivery

(a)(1)(iv)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

3

Exhibit No.		Description
(a)(1)(v)	*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	*	Press Release of Bee Street Holdings LLC dated April 1, 2020

(a)(1)(vii)		Press Release of Bee Street Holdings LLC dated April 6, 2020

(b)	*	Commitment Letter, dated February 17, 2020, from CIBC Bank USA to Bee Street Holdings LLC

(c)	*	Valuation Report of Duff & Phelps Securities, LLC dated February 13, 2020

(d)		None

(g)		None

(h)		None

*
Previously filed

4

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2020

BEE STREET HOLDINGS LLC
By:	/s/ JAMES G. GIDWITZ
	Name:	James G. Gidwitz
	Title:	Chief Executive Officer
JAMES G. GIDWITZ
By:	/s/ JAMES G. GIDWITZ
NANCY GIDWITZ
By:	/s/ NANCY GIDWITZ
RALPH W. GIDWITZ
By:	/s/ RALPH W. GIDWITZ
STEVEN B. GIDWITZ
By:	/s/ STEVEN B. GIDWITZ
SCOTT GIDWITZ
By:	/s/ SCOTT GIDWITZ

5

 Exhibit (a)(1)(vii)

Bee Street Extends Cash Tender Offer to Purchase All Outstanding Common Stock of
Continental Materials Corporation (CUO)
Offer Now Scheduled to Expire at Midnight, New York City Time, at the End of April 14, 2020

April 6, 2020 08:00 AM Eastern Daylight Time

        CHICAGO—(BUSINESS WIRE)—Bee Street Holdings LLC ("Bee Street"), a holding company owned and controlled by James G. Gidwitz and other members of the Gidwitz family, today announced that it has extended the offering period of its previously announced tender offer to purchase all outstanding shares of common stock (the "Shares") of Continental Materials Corporation (NYSE American: CUO, the "Company") at a price of $9.50 per share in cash (the "Offer"). The Offer is now scheduled to expire at midnight, New York City time, at the end of April 14, 2020, unless the Offer is further extended or earlier terminated in accordance with the terms set forth in the Tender Offer Statement.

        Bee Street also announced that the previously announced discussions with Wintrust Financial Corp. ("Wintrust"), on behalf of its subsidiary banks, remained ongoing regarding indicative terms for a committed $8.75 million debt facility (the "Wintrust Facility") which would enable Bee Street to consummate the Offer and to purchase all of the tendered Shares if only 306,317 Shares are tendered, which Bee Street believes is the minimum number of tendered Shares necessary to satisfy the Majority Minority Condition (as defined in the Tender Offer Statement).

        As previously announced, Bee Street received from Wintrust a draft commitment letter and term sheet with indicative terms for the Wintrust Facility. Bee Street has discussed the draft commitment letter and indicative terms with Wintrust and requested that Wintrust provide a definitive commitment letter for the Wintrust Facility. Bee Street currently expects that a definitive commitment letter for the Wintrust Facility will be provided not later than 5:00 p.m., New York City time, on April 7, 2020. The Offer is being extended in order to allow additional time to receive a definitive commitment letter for the Wintrust Facility.

        Computershare Trust Company, N.A., the depositary for the Offer, has advised Bee Street that, as of 5:00 p.m., New York City time, on April 3, 2020, 407,372 Shares had been validly tendered pursuant to the Offer and not properly withdrawn. In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 22,043 Shares.

        If the Wintrust Facility is obtained and at least 306,317 Shares, but fewer than 480,765 Shares, are tendered in the Offer and not withdrawn before the expiration date (as it may be extended), Bee Street currently expects that it would waive the Minimum Tender Condition (as defined in the Tender Offer Statement) and consummate the Offer by purchasing such lesser number of Shares. Bee Street does not intend to waive the Majority Minority Condition (as defined in the Tender Offer Statement). On that basis, and assuming that none of the Shares which are currently tendered are withdrawn, Bee Street believes that tenders of no additional Shares are required in order to consummate the Offer.

        Bee Street also expects that, under those circumstances, Bee Street would advocate, as the Company's overwhelming majority stockholder after the completion of the Offer, for the Company to 'go dark' and cease to be a public company by de-listing the Shares from the NYSE American Stock Exchange and by terminating and suspending their and its registrations under the Securities Exchange Act of 1934, as amended. If the Offer is so completed and the Company so de-lists and de-registers, the Company would not thereafter be required to file periodic reports with the United States Securities and Exchange Commission (the "SEC") and to comply with certain other rules promulgated by the SEC under the federal securities laws.

        If Bee Street waives the Financing Condition and less than five business days remain in the Offer period, Bee Street will announce by press release the extension of the expiration of the Offer period to a time that is at least five business days after the time when Bee Street has issued such press release. Assuming that a definitive commitment letter for the Wintrust Facility is received as expected, Bee

Street currently expects to announce the waiver of the Financing Condition and the Minimum Tender Condition by press release on April 7, 2020 and currently does not expect to further extend the expiration date of the Offer. No condition of the Offer is currently being waived, and the Financing Condition and the Minimum Tender Condition remain in effect.

About the Offer

        The Offer is being made pursuant to the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) in the joint Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 (together with any amendments or supplements thereto, collectively, the "Tender Offer Statement") filed by Bee Street with the SEC on February 18, 2020, as amended on February 27, 2020, March 20, 2020, March 27, 2020 and April 1, 2020. The Tender Offer Statement may be further amended.

        InvestorCom is acting as information and solicitation agent for the Offer. Requests for documents and questions regarding the Offer may be directed to InvestorCom toll free at (877) 972-0090 (for stockholders) or collect at (203) 972-9300 (for banks and brokers), or by email to info@investor-com.com.

About Bee Street

        Bee Street is the majority stockholder of the Company. In addition, four of the members of the board of managers of Bee Street are also directors of the Company, including James G. Gidwitz, who is the Chairman and Chief Executive Officer of the Company.

Additional Information and Where to Find It

        The Offer referenced herein commenced on February 18, 2020. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company, nor is it a substitute for the tender offer materials that Bee Street has filed with the SEC. On February 18, 2020, Bee Street filed the Tender Offer Statement with the SEC. The Tender Offer Statement was subsequently amended on February 27, 2020, March 20, 2020, March 27, 2020 and April 1, 2020 and may be further amended. On March 3, 2020, the Company filed the related Solicitation/Recommendation Statement on Schedule 14D-9 (the "Solicitation/Recommendation Statement") with the SEC, which was amended on March 24, 2020 and April 3, 2020 and which may be further amended. The Company's stockholders and other investors are urged to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they contain important information which should be read carefully before any decision is made with respect to the Offer.

        The Tender Offer Statement and the Solicitation/Recommendation Statement, including amendments related thereto, are available for free at the SEC's web site at www.sec.gov. In addition, the Tender Offer Statement and the Solicitation/Recommendation Statement may be obtained free of charge from the information agent by contacting InvestorCom toll free at (877) 972-0090 (for stockholders) or collect at (203) 972-9300 (for banks and brokers), or by email to info@investor-com.com.

        In addition to the Solicitation/Recommendation Statement, the Company files annual, quarterly and current reports, proxy statements and other information with the SEC. The Company's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contacts

For Bee Street:
c/o InvestorCom
Attn: John Glenn Grau, President
(203) 295-7841
jgrau@investor-com.com

QuickLinks

  Item 12. Exhibits
SIGNATURE
  Exhibit (a)(1)(vii)
Bee Street Extends Cash Tender Offer to Purchase All Outstanding Common Stock of Continental Materials Corporation (CUO) Offer Now Scheduled to Expire at Midnight, New York City Time, at the End of April 14, 2020